December 27, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	The Finish Line, Inc.
Form 10-K for the Fiscal Year Ended March 2, 2013
Filed April 29, 2013
File No. 000-20184

Dear Ms. Jenkins:

The Finish Line, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby submits our response to the comments received from the Staff of the Commission’s Division of Corporation Finance by letter dated December 12, 2013 related to our Form 10-K for the fiscal year ended March 2, 2013 and filed on April 29, 2013.  We have included the Staff's original comments below followed by our response to each comment.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Executive Summary, page 15

Comment 1:
We note that you disclose “digital comparable sales (which are included in comparable store net sales) increased by 25.1%.”  Please provide us a draft to be included in future filings to describe how you define “digital comparable sales.”

Response:
“Digital comparable sales” are defined as the change in sales year over year for the reporting period derived from finishline.com.  We will define “digital comparable sales” as such in future filings.  As a result of the 53rd week in Fiscal 2012, the digital comparable stores were calculated on a shifted basis by comparing digital sales for the 52 weeks ended March 2, 2013 to the 52 weeks ended March 3, 2012.

Ms. Jenkins
United States Securities and Exchange Commission
December 27, 2013

Fifty-Two Weeks Ended March 2, 2013 Compared to the Fifty-Three Weeks Ended March 3, 2012, page 20

Net Sales, page 20

Comment 2:
We note you attributed the increase of net sales to a 5.8% increase of comparable store net sales which includes a 25.1% increase in digital sales.  Please clarify how “25.1%” was calculated and provide us the amounts of digital sales for the periods presented.  In addition, provide us with a draft to be included in future filings that either separately quantifies the digital sales included in your calculation of comparable store net sales or provides transparent disclosure regarding the effect of digital sales on your comparable store net sales.

Response:
“Digital comparable sales” are calculated as the change in sales year over year for the reporting period derived from finishline.com.  The table below quantifies digital sales for the fifty-two weeks and fifty-three weeks ended March 2, 2013 and March 2012, respectively, and digital sales for the fifty-two weeks ended March 2, 2013 and March 3, 2012 to derive digital comparable sales reported in our Form 10-K for the fiscal year ended March 2, 2013.  We will include such table (with updated numbers for each applicable year) in future filings.

Fifty-Two Weeks Ended March 2, 2013 Compared to the Fifty-Three Weeks Ended March 3, 2012.

	Year Ended
	March 2, 2013	March 3, 2012
	(dollars in thousands)

Brick and mortar store sales	$1,234,077	$1,210,368
Digital sales	181,551	148,206
Shops within department store sales	102	-
Running Specialty sales	27,635	10,685
	$1,443,365	$1,369,259

Brick and mortar comparable store sales increase:	3.4%	5.7%
Digital comparable sales increase:	25.1%	49.5%
Finish Line comparable store sales increase:	5.8%	9.2%

Digital comparable sales	$181,551	$145,052

Ms. Jenkins
United States Securities and Exchange Commission
December 27, 2013

Contractual Obligations, page 27

Comment 3:
We note from footnote (1) to your tabular disclosure of contractual obligations that your operating lease obligations of $651.5 million include a guaranteed minimum license fee.  Please provide us a draft disclosure to be included in future filings that describes the terms of the guaranteed minimum license fees.

Response:
We will provide the following disclosure in future filings:

The Company has entered into an arrangement to sell product within its shops within department stores which includes a guaranteed minimum license fee in fiscal years 2016 through 2022. The license fee is compensation for use of the selling space and for administrative and operational services and use of the department store’s name.

Item 8. Financial Statements and Supplementary Date, page 27

Note 1. Significant Accounting Policies, page 35

Comment 4:
We note that depreciation expense has increased approximately 15% for fiscal 2013 compared to fiscal 2012.  Please tell us the factors leading to the increase.  In addition, provide us a draft disclosure to be included in future filings to clarify which line items of your consolidated statements of income include depreciation expense.

Response:
The approximate 15% increase in depreciation and amortization expense for fiscal 2013 compared to fiscal 2012 is due to capital investments to support the Company’s technology upgrades, digital platform, and omni-channel strategy.  In future filings, we will discuss material increases or decreases in depreciation and amortization as a component of selling, general, and administrative expenses.

We will provide the following table (with updated numbers for each applicable year) in future filings:

Ms. Jenkins
United States Securities and Exchange Commission
December 27, 2013

Selling, General and Administrative Expenses

	Year Ended
	March 2, 2013	March 3, 2012
	(dollars in thousands)

Selling, general and administrative expenses	$365,883	$343,629
Selling, general and administrative expenses as a percentage of net sales	25.3%	25.1%

The $22.3 million increase in selling, general and administrative expenses for the fifty-two weeks ended March 2, 2013 as compared to the fifty-three weeks ended March 3, 2012 was primarily due to the following: (1) variable costs in fulfillment, freight and payroll in conjunction with the 25.1% increase in comparable digital sales as well as the increase in store sales; (2) an increase in marketing expense to drive traffic to our website and our stores; (3) capital investments to support the Company’s technology upgrades, digital platform and omni-channel strategy which has increased depreciation and amortization by $4.1 million, or 15.4%; (4) additional expenses associated with the Running Specialty business growth; and (5) start-up costs associated with the Macy’s partnership.

Pursuant to the Staff’s request, the Company hereby additionally acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

Ms. Jenkins
United States Securities and Exchange Commission
December 27, 2013

We appreciate the Staff's responsiveness with respect to the Company's filings and look forward to resolving these concerns of the Staff.  If you have any questions regarding our response to this comment or require further documentation and/or support related to our response, please contact David Higgins, the Company’s Senior Director and Controller of Finance, at (317) 613-6917, or me at (317) 613-6914.

Sincerely,

/s/ Edward W. Wilhelm
Edward W. Wilhelm
Chief Financial Officer